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         UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.  Name and Address of Reporting Person*

    Keierleber, Jeffrey L.
    c/o Decade Companies
    250 Patrick Boulevard
    Brookfield  WI  53045

2. Issuer Name and Ticker or Trading Symbol


   Decade Companies Income Properties--A Limited Partnership (no ticker or trading symbol)

3.   IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.                Statement for Month/Year

                  April 1997

5.   If Amendment, Date of Original
     (Month/Year)

6.   Relationship of Reporting Persons to Issuer

     (Check all applicable)

   X    Director        X    10%  Owner
   X    Officer (give   X    Other (specify
        title below)         below)

Individual General Partner of General Partner of
Decade Companies Income Properties--A Limited
Partnership


7.  Individual or Joint/Group Filing (Check
    Applicable Line)

    __X__ Form filed by One Reporting Person

    _____ Form filed by More than One
          Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


                              Trans-        Trans-        Securities           Amount of       Ownership      Nature of
                              action        action       Acquired (A)          Securities      Form:          Indirect
                              Date           Code       or Disposed (D)        Beneficially    Direct (D)    Beneficial
                              (Month/                (Instr. 3, 4. and 5)      Owned at        or             Ownership
Title of Security (Instr. 3)  Day/Year)                                        End of Month    Indirect (I)

                                          Code    V  Amount  (A) or (D) Price


Limited Partner Interests      4/4/97       P      -     486      A    $605.00   1,278.61          D
Limited Partner Interests      4/11/97      P      -   67.04      A    $605.00       7             I          By Decade
                                                                                                               Proper-
                                                                                                             ties, Inc.
Limited Partner Interests      4/14/97      P      -  149.42      A    $605.00
Limited Partner Interests      4/16/97      P      -   32.99      A    $592.50
Limited Partner Interests      4/18/97      P      -  147.00      A    $592.50
Limited Partner Interests      4/23/97      P      -   13.45      A    $592.50
Limited Partner Interests      4/24/97      P      -    6.16      A    $592.50
Limited Partner Interests      4/25/97      P      -  152.01      A    $592.50


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

Title of   Conversion    Trans-    Trans-    Number    Date Exer-     Title and  Price of Number of Ownership  Nature of
Deriva-    or Exercise   action    action    of Deriv- cisable        Amount of  Deriva-  Deriva-   Form of    Indirect
tive       Price of      Date      Code      tive      and Expira-    Underlying tive     tive      Deriva-    Benefi-
Security   Derivative    (Month/   (Instr.   Securi-   tion Date      Securities Securi-  Securi-   tive Sec-  cial
(Instr. 3) Security      Day/      8)        ties      (Month/Day/    (Instr. 3  ty       ties      urity      Owner-
                         Year)               Acquired  Year)          and 4)     (Instr.  Benefi-   Direct     ship
                                             (A) or                              5)       cially    (D) or     (Instr.
                                             Disposed                                     Owned at  Indirect   4)
                                             of (D)                                       End of    (I)
                                             (Instr.                                      Month     (Instr.
                                             3, 4 and                                     (Instr.   4)
                                             5)                                           4)

                                 Code  V     (A) (D)  Date    Expira-  Title Amount
                                                      Exer-   tion           or
                                                      cisable Date           Number
                                                                             of
                                                                             Shares

None



Explanation of Responses:

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/ Jeffery L. Keierleber
** Signature of Reporting Person
Jeffery L. Keierleber

May 9, 1997
Date